                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            RAVENSWOOD WINERY, INC.

________________________________________________________________________________
                               (Name of Issuer)

                          Common Stock, no par value

________________________________________________________________________________
                        (Title of Class of Securities)

                                   754438109

________________________________________________________________________________
                                (CUSIP Number)

                            Thomas J. Mullin, Esq.
                          Constellation Brands, Inc.
                          300 WillowBrook Office Park
                              Fairport, NY  14450
                                (716) 218-2169

                                With a copy to:

                            Jeffrey P. Newman, Esq.
                          Farella Braun + Martel LLP
                       235 Montgomery Street, 30/th/ Floor
                           San Francisco, CA  94104
                                (415) 954-4400

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 10, 2001

________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 754438109
         ----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Constellation Brands, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) Not Applicable
 4.

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             2,857,027
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      2,857,027
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      56.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

CUSIP NO. 754438109
         ----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (entities only).

      VVV Acquisition Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5.   [_].
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             2,857,027
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      2,857,027

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      56.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------

Item 1.    Security and Issuer

       This Schedule 13D is filed by Constellation Brands, Inc. ("CBI") and VVV Acquisition Corp. ("VVV") with respect to the common stock, no par value (the "Common Stock"), of Ravenswood Winery, Inc., a California corporation (the "Issuer").

       Class of equity securities:  Common Stock

       The Issuer's principal executive offices are located at 18701 Gehricke Road, Sonoma, CA 95476.

Item 2.    Identity and Background

       (a) - (c) CBI is a Delaware corporation whose principal business is producing, marketing and distributing branded beverage alcohol products in North America and the United Kingdom. Its principal executive offices are located at 300 WillowBrook Office Park, Fairport, NY 14450. VVV is a Delaware corporation and wholly-owned indirect subsidiary of CBI. Its principal executive offices are located at 1178 Galleron Road, St. Helena, CA 94574. VVV is a new corporation formed by CBI for the purpose of merging with and into the Issuer (as described below).

       Information with respect to the executive officers and directors of CBI and VVV, including name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, to the best knowledge of CBI and VVV, is listed on the attached Appendix I, which is incorporated herein by reference.

       (d) - (e) During the last five years, neither CBI, VVV nor, to the best of its knowledge, any of the persons listed in Appendix I (executive officers and directors of CBI and VVV) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither CBI, VVV nor, to the best of its knowledge, any of the persons listed in Appendix I has been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and neither CBI nor VVV is currently subject to any such judgment, decree or final order.

       (f) To the best knowledge of CBI and VVV, as applicable, the citizenship of each of the executive officers and directors of CBI and VVV is set out on Appendix I, which is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration

       No monetary consideration was paid by CBI or VVV to the Issuer or the Shareholders (as defined below) for the Voting Agreements (as defined below). Reference is made to the description of the agreements described in Items 4 and 5 below.

Item 4.    Purpose of Transaction

       (a)-(b) Pursuant to an Agreement and Plan of Merger dated April 10, 2001, (the "Merger Agreement"), among CBI, VVV and the Issuer, and subject to the conditions set forth therein (including regulatory and Issuer shareholder approval), VVV will merge with and into the Issuer and the Issuer will become an indirect wholly-owned subsidiary of CBI (such events constituting the "Merger"). Once the Merger is consummated, VVV will cease its corporate existence and the Issuer will continue in existence as the surviving corporation. As a result of the Merger, each outstanding share of the Issuer's Common Stock, other than shares owned by CBI, VVV or shareholders dissenting from the Merger, will be converted into the right to receive $29.50 in cash, without interest (the "Merger Consideration"). Immediately before the effective time of the Merger, each outstanding vested option to purchase Issuer Common Stock shall be canceled, and in consideration of such cancellation, the holder of such option shall become entitled to receive cash equal to the product of (i) the number of vested shares subject to such option and (B) the excess of the Merger Consideration over the per share exercise price of such option, less any applicable withholding taxes. Immediately before the effective time of the Merger, a number of unvested options to purchase Issuer Common Stock held by each holder thereof equal to the lesser of (i) unvested options to purchase 1,000 shares of Issuer Common Stock or (ii) the number of unvested options to purchase Issuer Common Stock held by such holder, shall accelerate, fully vest and will be treated immediately prior to the effective time of the Merger in the same manner as vested options to purchase Issuer Common Stock. Immediately before the effective time of the Merger, except as provided in the preceding sentence, each unvested option to purchase Issuer Common Stock shall be canceled, and in consideration for such cancellation, the holder thereof shall become entitled to receive at the time such unvested option to purchase Issuer Common Stock would have vested an amount of cash equal to the product of (x) the number of unvested shares subject to such option that would have vested on such date and (y) the excess of the Merger Consideration over the per share exercise price of such option, less any applicable withholding taxes.

       The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2(a) to this
Schedule 13D and incorporated herein by reference.

       As a condition to CBI's negotiating and entering into the Merger Agreement, CBI required a majority of the Issuer's shareholders (the "Shareholders") to sign Voting Agreements dated as of April 10, 2001 (the "Voting Agreements"). The Shareholders have, by executing the Voting Agreements, irrevocably appointed CBI (or its designee) as his, her or its proxy and attorney-in-fact on certain limited matters as described below with respect to the shares of the Issuer owned by such Shareholders and listed on a schedule to the Voting Agreements. Such proxies, collectively, give CBI the limited right to vote the shares of Issuer Common Stock beneficially and collectively owned by the Shareholders in favor of the adoption of the Merger Agreement and in favor of any other matter necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement and against any Adverse Proposal (as defined in the Voting Agreements). The Voting Agreements terminate on the earlier of (a) the effective time of the Merger or (b) the date the Merger Agreement is terminated in accordance with its terms.

       The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2(b) to this Schedule 13D and incorporated herein by reference.

       (c)   Not applicable.

       (d) The directors and officers of VVV shall be the directors and officers of the Issuer upon consummation of the Merger, until their respective successors are duly elected or appointed and qualified.

       (e) Other than as a result of the Merger described above, not applicable.

       (f)-(g)   Not applicable.

       (h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

       (j) Other than as described above, neither CBI nor VVV currently has any plan or proposal which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although CBI and VVV reserve their rights to develop such plans).

Item 5.    Interest in Securities of the Issuer

     (a)-(b) As of April 10, 2001, as a result of the Voting Agreements, CBI and VVV may be deemed to be beneficial owners of 2,857,027 shares of the Issuer Common Stock. This number represents issued and outstanding shares and shares the beneficial ownership of which may be acquired within 60 days upon exercise of Company stock options or of Company convertible debentures. The aggregate number of shares for which CBI and VVV may be deemed to be the beneficial owners as a result of the Voting Agreements represents approximately 56.3% of Issuer Common Stock which is (1) issued and outstanding or (2) shares the beneficial ownership of which may be acquired within 60 days upon exercise of Company stock options or conversion of Company convertible debentures. CBI and VVV have shared voting power of all 2,857,027 shares subject to the Voting Agreements for the limited purposes described above. Neither CBI nor VVV has sole or shared dispositive power of any of the shares subject to the Voting Agreements.

     The filing of this Schedule 13D shall not be construed as an admission that CBI or VVV is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

     (c)     None.

     (d)-(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Merger Agreement, the Voting Agreements or as described above, to the best knowledge of CBI and VVV, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to Be Filed as Exhibits

     The following are filed herewith as exhibits to this Schedule 13D:

     1.       Joint Filing Agreement between CBI and VVV dated April 20, 2001.

     2(a).    Agreement and Plan of Merger dated as of April 10, 2001, by and among Issuer, CBI and VVV.

     2(b).    Form of Voting Agreement dated as of April 10, 2001, among CBI,
VVV and each of certain shareholders of Issuer.

     2(c).    Press Release by CBI and Issuer announcing the Merger Agreement
(incorporated herein by reference to CBI's Current Report on Form 8-K dated April 10, 2001, and filed by CBI on April 12, 2001).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2001

Constellation Brands, Inc.

By: /s/ Richard Sands
   ----------------------------------
   Name:  Richard Sands
   Title: President and Chief Executive Officer

VVV Acquisition Corp.

By: /s/ Agustin Francisco Huneeus
   ----------------------------------
   Name:  Agustin Francisco Huneeus
   Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  APPENDIX I

        Directors and Executive Officers of Constellation Brands, Inc.

                                         Title, Present Principal Occupation
                                         -----------------------------------
Name, Employer and Address               or Employment                               Citizenship
--------------------------               -------------                               -----------
Richard Sands                            Director, Chairman of the Board,                USA
   Constellation Brands, Inc.            President and Chief Executive Officer
   300 WillowBrook Office Park           of Constellation Brands, Inc.
   Fairport, NY  14450

Robert Sands                             Director and Group President of                 USA
   Constellation Brands, Inc.            Constellation Brands, Inc.
   300 WillowBrook Office Park
   Fairport, NY  14450

Agustin Francisco Huneeus                President of Franciscan Vineyards,              USA and
   Franciscan Vineyards, Inc.            Inc., a wholly owned subsidiary of              Chile
   1187 Galleron Rd.                     Constellation Brands, Inc.
   St. Helena, CA  94574

Alexander L. Berk                        President and Chief Executive Officer           USA
   Barton Incorporated                   of Barton Incorporated, a wholly owned
   55 East Monroe Street                 subsidiary of Constellation Brands, Inc.
   Chicago, IL  60603

Peter Aikens                             President and Chief Executive Officer           UK
   Matthew Clark plc                     of Matthew Clark plc, a wholly owned
   Whitchurch Lane                       indirect subsidiary of Constellation
   Bristol BS14 0JZ  UK                  Brands, Inc.

Jon Moramarco                            President and Chief Executive Officer           USA
   Canandaigua Wine Company, Inc.        of Canandaigua Wine Company, Inc., a
   235 North Bloomfield Road             wholly owned subsidiary of
   Canandaigua, NY  14424                Constellation Brands, Inc.

Thomas S. Summer                         Executive Vice President and Chief              USA
   Constellation Brands, Inc.            Financial Officer of Constellation
   300 WillowBrook Office Park           Brands, Inc.
   Fairport, NY  14450

Thomas J. Mullin                         Executive Vice President and General            USA
   Constellation Brands, Inc.            Counsel of Constellation Brands, Inc.
   300 WillowBrook Office Park
   Fairport, NY  14450

George H. Murray                         Executive Vice President and Chief              USA
   Constellation Brands, Inc.            Human Resources Officer of
   300 WillowBrook Office Park           Constellation Brands, Inc.
   Fairport, NY  14450

George Bresler                           Director of Constellation Brands, Inc.          USA
   Kurzman Eisenberg Corbin              Partner of the law firm of Kurzman
     Lever & Goodman, LLP                Eisenberg Corbin Lever & Goodman, LLP
   521 Fifth Avenue, 28th Floor
   New York, NY  10175

Jeananne K. Hauswald                      Director of Constellation Brands, Inc.         USA
   Solo Management Group, LLC             Managing Partner of Solo Management
   1170 5th Avenue, Suite 14B             Group, LLC, a corporate financial and
   New York, NY  10029                    investment management consulting company

James A. Locke, III                       Director of Constellation Brands, Inc.         USA
   Nixon Peabody LLP                      Partner of the law firm of Nixon
   Clinton Square                         Peabody, LLP
   Rochester, NY  14604

Thomas C. McDermott                       Director of Constellation Brands, Inc.         USA
   Forbes Products Corp.                  Proprietor of Forbes Products, LLC, a
   45 High Tech Dr.                       custom vinyl business products company
   Rush, NY  14543

Paul L. Smith                             Director of Constellation Brands, Inc.         USA
   77 Babcock Drive                       Retired - Eastman Kodak Company
   Rochester, NY  14610-3304


           Directors and Executive Officers of VVV Acquisition Corp.

                                             Title; Present Principal Occupation
                                             -----------------------------------
Name, Employer and Address                   or Employment                               Citizenship
---------------------------                  -------------                               -----------
Agustin Francisco Huneeus                    President of VVV Acquisition Corp.              USA and
   Franciscan Vineyards, Inc.                President of Franciscan Vineyards,              Chile
   1187 Galleron Rd.                         Inc., a wholly owned subsidiary of
   St. Helena, CA  94574                     Constellation Brands, Inc.

Thomas S. Summer                             Chief Financial Officer and Secretary           USA
   Constellation Brands, Inc.                of VVV Acquisition Corp.
   300 WillowBrook Office Park               Executive Vice President and Chief
   Fairport, NY  14450                       Financial Officer of Constellation
                                             Brands, Inc.

Richard Sands                                Director of VVV Acquisition Corp.               USA
   Constellation Brands, Inc.                Director, Chairman of the Board,
   300 WillowBrook Office Park               President and Chief Executive Officer
   Fairport, NY  14450                       of Constellation Brands, Inc.

Robert Sands                                 Director of VVV Acquisition Corp.               USA
   Constellation Brands, Inc.                Director and Group President of
   300 WillowBrook Office Park               Constellation Brands, Inc.
   Fairport, NY  14450